1-15242

P.E. 1/1/02

02012655

RECD S.E.C.
JAN 31 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2002

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Earnings Release Embargo 31.1.2002 – 7:45 a.m. CET
[will now be converted into Press and IR Release]

Frankfurt, January 31, 2002

Deutsche Bank: Revenues robust – No cost increase – Results impacted by specific factors

Deutsche Bank (XETRA: DBKG n.DE / NYSE: DB) today announced for the first time current results under U.S. GAAP. Net income before income taxes and cumulative effect of accounting changes in 2001 was € 1.8 billion, compared to € 6.9 billion in 2000, a reduction of € 5.1 billion.

The significant components in the reduction in net income before taxes and cumulative effect of accounting changes from 2000 to 2001 are as follows:

- Net revenues (excluding provision for loan losses) declined € 4.9 billion; approximately 75 % of this decline is attributed to two components of other noninterest revenues: a reduction of € 2.2 billion in gains on securities available for sale (principally industrial holdings and investments by our insurance affiliates); and an increase of € 1.4 billion in write-downs and valuation adjustments on our private equity and real estate investments.

- Provision for loan losses increased € 0.5 billion;

- Noninterest expenses excluding restructuring actitivities decreased € 0.5 billion; the largest component of this decrease is the reduction of approximately € 1.0 billion in policyholder benefits and claims; and

- Restructuring activities increased € 0.2 billion.

Rolf-E. Breuer, spokesman of the Board of Managing Directors: "The year 2001 was a big challenge. Given the weak development on the international financial markets, Deutsche Bank successfully asserted its position. Our strict cost management had an effect. Costs remained roughly constant compared with the previous year. Overall, the bank has become leaner and more agile. At the same time, Deutsche Bank has taken forward its strategic goals and further strengthened its position on all markets which are important to us. It has thus created the potential for further growth."

Net income was € 167 million in 2001, which includes tax expense of € 1.0 billion representing the reversal of tax benefits recorded in prior years for the effect of German tax law changes. Net income was further reduced by the € 0.2 billion cumulative effect of accounting changes. Net income in 2000 of € 13.5 billion included a benefit from those German tax law changes of € 9.3 billion. Net income (excluding the effect of tax law changes and the cumulative effect of accounting changes) would be € 1.4 billion in 2001 and € 4.2 billion in 2000.

Basic earnings per share was € 0.27 in 2001, as compared to € 22.00 in 2000. Excluding the tax rate change effects and cumulative effects of accounting changes, our basic earnings per share would have been € 2.21 in 2001 and € 6.88 in 2000.

The closing of calendar year 2001 completes the transition to U.S. GAAP as our primary basis of reporting. Our results presented under U.S. GAAP for 2001 differ significantly from those which would have been presented had we also prepared and presented financial results determined under our former basis of accounting. To facilitate comparisons with periods before our transition to U.S. GAAP, we present in tabular form later in this release the items of revenue and expense that would have been included at significantly different values or in different periods under our former basis of accounting. Had we reported our 2001 and 2000 results under our former basis of accounting, these items would in the aggregate have increased net income before income taxes and cumulative effect of accounting changes by € 1.1 billion in 2001 and decreased net income before income taxes and cumulative effect of accounting changes by € 0.2 billion in 2000.

Rolf-E. Breuer: "We are confident in the bank's stable earning power. Therefore, the Board of Managing Directors will propose to the Supervisory Board an unchanged dividend of € 1.30 per share."

Discussion

Net revenues (excluding provisions for loan losses) were € 29.6 billion in 2001, a decrease of € 4.9 billion, or 14 %, as compared to the € 34.5 billion reported in 2000.

The primary driver behind the decline in net revenues was the weakness of the financial markets in 2001 especially after the terrorist acts of September 11. The weak markets negatively affected these revenues in 2001 as compared with 2000 in several major ways:

- Weak financial markets led to a reduction in realized and unrealized gains on positions we held for trading purposes.
- Lower prices generally led to lower revenues in businesses where our commissions or fees are based on the value of the assets.
- Lower prices also led to a reduction in general market activity, resulting in lower transaction volumes in many of our businesses.
- Decreasing prices led to write-downs and valuation adjustments of our own investments.

Net interest revenues were € 8.6 billion in 2001, an increase of € 1.6 billion, or 23 %, as compared to 2000. The primary driver was an increase in net interest revenues from our trading activities.

Trading revenues (which exclude net interest revenues from trading activities) were € 6.0 billion in 2001, a decrease of € 1.6 billion, or 21 % as compared to 2000. The decrease in trading revenues was due to difficult market conditions in 2001, which led to lower transaction volume in equities trading, partially offset by the impact of the adoption of the accounting standard SFAS No. 133. Taking into account the increase in net interest revenues on trading activities in 2001, and the positive effect of SFAS No. 133, the overall contribution to net revenues from trading activities was comparable to 2000.

Commissions and fee income was € 10.7 billion in 2001, a decrease of € 1.0 billion or 8 % as compared to the € 11.7 billion reported in 2000. This decrease reflects primarily the weak market conditions in 2001 which led to decreased underwriting and advisory fees and lower brokerage fees compared to 2000. Commissions for asset management have also declined due to lower transaction volume and reduced performance based fees.

Gains from securities available for sale were € 1.5 billion in 2001, a decrease of € 2.2 billion, or 59 %, as compared to 2000, primarily reflecting decreased gross realized gains from securities sold. In 2000 approximately 60 % of our gains on sales were from the sales of shares in one of our industrial holdings. In 2001, we disposed of shares of a different industrial holdings position which accounted for approximately 90 % of our gains on sales in 2001.

Insurance premiums were € 2.7 billion in 2001, essentially unchanged compared to 2000.

Other revenues were negatively affected by the deteriorated capital market conditions, especially after the terrorist acts of September 11. In 2001, we recorded € 1.6 billion of net write-downs and valuation adjustments on our own investments as compared to € 0.2 billion in such charges in 2000.

The provision for loan losses were € 1.0 billion in 2001, an increase of € 0.5 billion, or 114%, over the € 0.5 billion recorded in 2000. The 2001 provision is composed of net new specific loan loss provisions and other inherent loss offset by net reductions of country risk provisions. Our total new specific loan loss provision amounted to € 1.0 billion in 2001 and € 0.8 billion in 2000. Most of this increase was due to less favorable economic conditions in the last quarter of 2001 which have resulted in a deterioration in credit quality. In the final quarter we saw increases in specific loan loss provisions including Enron, various Argentine exposures and in Leveraged Structured Finance.

Compensation and benefits were € 13.4 billion in 2001, a decrease of 1 % from 2000. This is our largest category of noninterest expenses. The impact of inflationary salary increases and continued selective expansion in some of our businesses as well as an increase in severance payments was offset by a decrease in bonus and other special payments as well as reductions of workforce in other areas.

Policyholder benefits and claims, which arise from our insurance activities, were € 3.0 billion, a 25 % reduction compared to 2000. This reduction reflects lower allocation for the benefit of policyholders from the annual surplus of our insurance affiliates.

Restructuring activities of € 0.3 billion were recorded in 2001 and € 0.1 billion in 2000. In the fourth quarter of 2001, we recorded a restructuring provision in connection with cost reduction initiatives in our Corporate and Investment Bank and Private Client and Asset Management Divisions. These initiatives, which will be completed during 2002, will result in a reduction of approximately 2,400 employees. The 2000 restructuring activities principally represented a plan for Deutsche Bank 24 to consolidate its branch offices and its related back office functions.

The remainder of noninterest expenses, excluding goodwill amortization, was € 9.2 billion, a € 0.5 billion increase from 2000. Contributing to this increase were, among others, costs associated with the introduction of the Euro cash, higher marketing expense and depreciation.

Income tax expense in 2001 was € 1.4 billion, as compared to income tax benefit of € 6.6 billion in 2000. The tax benefit in 2000 was primarily attributable to the reduction of deferred tax liabilities on our industrial portfolio of securities available for sale. This change plus other effects attributable to German tax law changes in 2000 and 1999 resulted in a tax benefit of € 9.3 billion in 2000. Income tax in 2001 includes a € 1.0 billion expense representing the reversal of tax benefits recorded in 2000 and 1999 as a result of the sale in 2001 of industrial holdings. The tax effect of the unrealized gains on those shareholdings was included in the tax benefit recorded in the prior years. Excluding the effect of tax rate changes and reversing effects in 2001 and 2000 the effective tax rate was 24 % and 38 %, respectively.

The cumulative effect of accounting changes in 2001, related to the adoption of an accounting standard for derivatives (SFAS No. 133), resulted in an after tax charge to income of € 0.2 billion.

Deutsche Bank Group at a glance according to U.S. GAAP

	As of and for year ended December 31	
	2001	2000
Share price		
High	€ 105.64	€ 103.27
Low	€ 43.20	€ 68.75
Basic earnings per share before accounting changes	€ 0.60	€ 22.00
Basic earnings per share	€ 0.27	€ 22.00
Return on Equity (RoE) before accounting changes	0.9%	39.2%
Return on Equity (RoE)	0.4%	39.2%
Return on Active Equity before accounting changes [1]	1.2%	52.8%
Return on Active Equity [1]	0.5%	52.8%
Cost/income ratio [2]	93.7%	79.8%
Cost/income ratio (excl. goodwill amortization and restructuring activities) [3]	89.6%	77.2%
	€ m.	€ m.
Income before cumulative effect of accounting changes	374	13,513
Net income	167	13,513
Total assets	918,706	928,994
Shareholders' Equity	40,193	43,683
BIS capital ratio	12.1%	12.6%
BIS core capital ratio	8.1%	7.4%
BIS capital	37,058	36,957
	Number	Number
Branches	2,099	2,287
Staff [4]	86,524	89,784
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA	AA
Fitch IBCA, London	AA	AA

[1] We calculate an adjusted measure of our Return on Equity (RoE) to make it easier to compare us to our competitors. We refer to this adjusted measure as our "Active Equity". However, this is not a measure of performance under US GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal item for which we adjust our ratio is the aggregate unrealized gains and losses (including tax effect) in our large portfolio in shareholdings of publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in "Active Equity" from the time the unrealized gains in shareholdings are sold and the related gains are employed by our businesses.

[2] Total noninterest expenses as a percentage of total net revenue.

[3] Total noninterest expenses excluding goodwill amortization and restructuring activities as a percentage of total net revenue excluding amortization and impairment of negative goodwill.

[4] This represents the number of full equivalent employees at the end of each period. It excludes the employees of consolidated entities held for investment purposes only.

The following table shows our income before cumulative effect of accounting changes, our net income and our basic net income per share and certain key ratios, in each case excluding the effects of the tax rate changes.

in € millions, except per share amounts and percentages	2001	Per Share (basic)	2000	Per Share (basic)
Income before cumulative effect of accounting changes	374	0.60	13,513	22.00
Cumulative effect of accounting changes	(207)	0.33	0	0
Net income	167	0.27	13,513	22.00
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	1.61	(9,287)	(15.12)
Net income without the effect of tax rate changes	1,162	1.88	4,226	6.88
Net income before accounting changes and the effect of tax rate changes	1,369	2.21	4,226	6.88
Excluding the effects of accounting and tax rate changes:				
Return on Equity	3.28%		12.25%	
Return on Active Equity	4.38%		18.51%	
Return on Average Total Assets	0.13%		0.40%	

Deutsche Bank
Condensed Consolidated Statement of Income
(unaudited)

in € millions	Year ended December 31, 2001	2000
Net interest revenues	8,620	7,028
Provision for loan losses	1,024	478
Net interest revenues after provision for loan losses	7,596	6,550
Commissions and fee income	10,727	11,693
Trading revenues, net	6,031	7,625
Other noninterest revenues	4,243	8,133
Total noninterest revenues	21,001	27,451
Total net revenue	28,597	34,001
Compensation and benefits	13,360	13,526
Goodwill amortization	951	771
Restructuring activities	294	125
Other noninterest expenses	12,189	12,710
Total noninterest expenses	26,794	27,132
Income before income taxes (benefit) and cumulative effect of accounting changes	1,803	6,869
Income tax expense	434	2,643
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	995	(9,287)
Income before cumulative effect of accounting changes	374	13,513
Cumulative effect of accounting changes	(207)	0
Net income	167	13,513

The following table shows information regarding our Group Divisions for 2001 and 2000 based on the organizational structure in place since February 1, 2001. The previous year figures have been adjusted accordingly. These figures are based on our unchanged accounting method used for management reporting, but have been reclassified according to U.S. GAAP line definition to facilitate comparison to the condensed U.S. GAAP financial statements.

in € millions	Year ended December 31, 2001			
	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
Net revenues [a]	17,436	10,993	1,968	30,397
Provision for loan losses	(704)	(206)	(105)	(1,015)
Noninterest expenses [b]	(14,029)	(10,390)	(1,623)	(26,042)
Income before income taxes	2,703	397	240	3,340
[a] Net interest revenues and noninterest revenues				
[b] includes:				
Goodwill amortization	(451)	(221)	(156)	(828)
Restructuring activities	(213)	(81)	0	(294)

in € millions	Year ended December 31, 2000			
	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting
Income before income taxes	4,129	1,403	2,034	7,566

Discussion of segmental results

The Corporate and Investment Bank (CIB) achieved net revenues of € 17.4 billion, despite the challenging market conditions faced during the course of the year. Against this backdrop the complementary business mix within CIB proved its worth. Whilst the equity sales, trading and origination activities could not match the record levels set in the previous year, those of the debt markets groups increased significantly, achieving new heights in many areas. CIB's noninterest expenses, including € 0.2 billion for restructuring activities, amounted to € 14.0 billion, virtually in line with the previous year. The slight increase was almost totally attributable to additional severance costs incurred in 2001. Included in CIB's income before income taxes for the current year of € 2.7 billion, was provision for loan losses of € 0.7 billion, an increase of € 0.5 billion over the previous year, reflecting the economic slowdown.

Income before income taxes of the Private Clients and Asset Management Group (PCAM) amounted to € 0,4 billion compared to € 1.4 billion in the previous year. PCAM's net revenues of € 11.0 billion were impacted by the weakness on the international capital markets. It led to a decrease in the value of assets under management and to substantial restraint among our customers regarding securities transactions. Included in noninterest expenses of € 10.4 billion were € 2.9 billion policyholder benefits and claims expenses and € 0.1 billion for restructuring activities. Excluding these components, noninterest expenses increased slightly, mainly attributable to investments in the expansion of selected businesses and to special projects (e.g. preparation for the euro introduction). PCAM's provision for loan losses of € 0.2 billion remained on the level of the previous year.

In the year 2001, Corporate Investments (CI) reported an income before income taxes of € 0.2 million compared with € 2.0 billion in the previous year. CI felt the effects of the difficult capital market conditions resulting in write-downs and value adjustments on alternative assets. The result was further influenced by lower proceeds from the sale of industrial holdings and the effects of FAS 133 application.

The following tables provide a reconciliation of the total of the Group's business segments under management reporting to the consolidated financial statements prepared in accordance with U.S. GAAP:

in € millions	Year ended December 31, 2001				
	Total Management Reporting	Consolidation and adjustments	Prior Period Comparable	Principal U.S. GAAP Items	Total U.S. GAAP
Net revenues [a]	30,397	(349)	30,048	(427)	29,621
Provisions for loan losses	(1,015)	(9)	(1,024)	0	(1,024)
Noninterest expenses	(26,042)	(92)	(26,134)	(660)	(26,794)
Income before income taxes	3,340	(450)	2,890	(1,087)	1,803

[a] Net interest revenues and noninterest revenues

in € millions	Year ended December 31, 2000				
	Total Management Reporting	Consolidation and adjustments	Prior Period Comparable	Principal U.S. GAAP Items	Total U.S. GAAP
Income before income taxes	7,566	(837)	6,729	140	6,869

The following tables present the principal items of revenue and expense that would have been reflected in income before income taxes and cumulative effect of accounting changes at a different value or in a different period under our former basis of accounting:

in € billion	Year ended December 31, 2001
Changes arising from share-based compensation	(0.2)
Elimination of income earned on own bonds purchased for market-making or liquidity purposes	(0.2)
Reduction deemed other than temporary in the value of available for sale securities	(0.1)
Differences in accounting for equity method investments	(0.2)
Higher goodwill amortization, principally arising from differences in foreign currency exchange rates	(0.1)
Reclassification of tax credits on dividends received, which would have been included in revenue under the prior accounting method but are reflected in tax expenses under U.S. GAAP	(0.2)
Other differences	(0.1)
	(1.1)

in € billion	Year ended December 31, 2000
Timing differences in the recognition and presentation of restructuring activities	(0.4)
Changes arising from share-based compensation	(0.4)
Effects from special purpose entities not consolidated under the prior accounting method but included in consolidation under U.S. GAAP	0.4
Differences in accounting for equity method investments	0.2
Differences arising from derivatives held or issued for non-trading purposes which do not qualify as hedge under U.S. GAAP	0.5
Other differences	(0.1)
	0.2

Any line item not appearing in both the 2000 and 2001 tables above was included in "other differences" as the amounts were not significant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: January 31, 2002

By: ______________________
Name: Mathias Otto
Title: Senior Counsel

By: ______________________
Name: Martin Edelmann
Title: Managing Director